United States securities and exchange commission logo





                             November 19, 2020

       Kazuhiko Sueyoshi
       Director and Chief Financial Officer
       Sawai Pharmaceutical Co., Ltd.
       5-2-30, Miyahara
       Yodogawa-ku, Osaka 532-0003
       Japan

                                                        Re: Sawai
Pharmaceutical Co., Ltd.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-4
                                                            Submitted November
13, 2020
                                                            CIK No. 0001816901

       Dear Mr. Sueyoshi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-4 submitted November 13, 2020

       Selected Historical Financial Data , page 15

   1. Please revise this section to include selected financial data as of and for the six months ended September 30,
2020, your interim period including comparative data from the same period in the prior
financial year shall also be provided. Refer to the guidance in Item
                                                        3(d) of Form F-4 and
Item 3(A)(1) of Form 20-F.
 Kazuhiko Sueyoshi
FirstName LastNameKazuhiko
Sawai Pharmaceutical Co., Ltd. Sueyoshi
Comapany 19,
November  NameSawai
              2020    Pharmaceutical Co., Ltd.
November
Page 2    19, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations , page
46

2. Please revise your MD&A to include a cross reference disclosure to Appendix C where you include a discussion of your September 30, 2020 operating results. Refer to the guidance in Item 14(g) of Form F-4 that refers to the Item 5 of Form 20-F.
3. Please tell us whether a material loss has been recognized in relation to your closure of the
         Osaka factory as referenced on page 4 of Appendix C. If material, then such amount should be disclosed pursuant to the guidance in Item 5.D of Form 20-F. Index to Financial Statements and Schedule , page F-1

4. Please revise the index to the financial statements to refer to Appendix C, which includes your September 30, 2020 unaudited interim financial statements.
       You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jason Drory at 202-551-8342 or Joe McCann at 202-551-6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Masahisa Ikeda